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Exhibit 99.1

Exhibit A

AMENDMENT OF RIGHTS AGREEMENT

        Subject to the terms hereof, pursuant to Section 26 of the Rights Agreement, dated as of December 7, 1994, by and between ProCyte Corporation (the "Company") and Computershare Investor Services (formerly, American Securities Transfer, Inc.) (the "Rights Agreement"), the Company, by this Amendment of Rights Agreement dated as of December 1, 2004, does hereby amend the Rights Agreement as follows:

        "SECTION 33. TRANSACTIONAL EXEMPTION

          (a)   Notwithstanding anything to the contrary in this Rights Agreement, neither the execution, delivery nor performance by the respective parties thereto of, nor the consummation of the merger or any other transactions contemplated by, that certain Agreement and Plan of Merger dated as of December 1, 2004 (the "Merger Agreement"), by and among ProCyte Corporation ("the Company"), PhotoMedex, Inc. ("PhotoMedex") and Gold Acquisition Corp., a Washington corporation and a wholly owned subsidiary of PhotoMedex, including but not limited to, the execution, delivery and performance by the respective parties thereto of the Stockholders Agreements and Affiliate Agreements (as those terms are defined in the Merger Agreement) (the Merger Agreement, the Stockholders Agreements and the Affiliate Agreements collectively being referred to herein as the "Transaction Agreements"), shall cause any Person to become an "Acquiring Person" (as that term is defined in Section 1 hereof), or give rise to any event that, through passage of time or otherwise, would result in the occurrence of a "Business Combination" or a "Distribution Date" (as those terms are defined in Sections 11(c)(i) and 3(b) hereof, respectively).

          (b)   Notwithstanding anything to the contrary in this Rights Agreement, the provisions of Section 11 hereof shall be deemed not to apply to the merger or any other transactions contemplated by the Transaction Agreements."

        2.     Condition to Effectiveness

        This Amendment shall become effective on December 1, 2004, immediately prior to the first to occur of (a) the execution and delivery of the Shareholders Agreements, (b) the execution and delivery of the Affiliate Agreements, or (c) the execution and delivery of the Merger Agreement by each of the parties thereto.

        3.     Reference to and Effect on Rights Agreement

        Each reference in the Rights Agreement to "this Agreement," "hereunder," "hereof," "herein" or any other expression of like import referring to the Rights Agreement shall mean and be a reference to the Rights Agreement as amended by this Amendment.

        IN WITNESS WHEREOF, the Company has executed this First Amendment to Rights Agreement as of the date first written above.

PROCYTE CORPORATION
By:	/s/ JOHN F. CLIFFORD John F. Clifford President and Chief Executive Officer

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Exhibit 99.1 Exhibit A AMENDMENT OF RIGHTS AGREEMENT